BIOSTEM U.S. CORPORATION
1266 Turner Street
Clearwater, FL 33756
(727) 446-5000

December 30, 2011
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Biostem U.S. Corporation
Amendment No. 3 to Form 10
Filed December 13, 2011
File No. 000-54490

Dear Mr. Spirgel:

We hereby respond to the comments of the Staff of the Division of Corporation Finance, dated December 19, 2011, with respect to the above-referenced filing. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to the Staff’s comments, today Biostem U.S. Corporation (the “Company”) filed Amendment No. 4 to its Form 10 (“Amendment 4”).

General

1. Exhibit 10.4 to your amended Form 10 includes an amendment to the employment agreement for Mr. Satino. The terms of this amendment have not been reflected in your revised registration statement. For example, the disclosure in your filing indicates that Mr. Satino is still entitled to a $250,000 annual salary and that he is foregoing his compensation until he and the company’s CEO otherwise agree. Please revise your disclosure as necessary, including your disclosure on pages 16 and 19.

In response to the Staff’s comment, we supplementally advise the staff that the Exhibit 10.4 that we filed with Amendment No. 3 contained an error. Immediately prior to signing that amendment, the parties further agreed to reduce the annual compensation from $6,000 to $1, until they otherwise agreed. Accordingly, we have corrected Amendment No. 4 in the Amendment No. 4 we filed today and further revised the disclosure no pages 16 and 19 to reflect this arrangement.

Security Ownership of Certain Beneficial Owners and Management, page 18

2. We note that the contact information for several of the individuals identified in this table is intended to be provided in footnote (2) to the table. However, the table does not include a footnote (2). Please revise. Business, page 2

In response to the Staff’s comment, we added addresses for all listed stockholders and updated the table to make it current.

In responding to the forgoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please call me at the number set forth above.

Very truly yours,

By:	/s/ Dwight Brunoehler
Dwight Brunoehler, Chief Executive Officer